E-SYSTEMS, INC. ADOPTS STOCKHOLDER RIGHTS PLAN

     DALLAS, TX (Oct. 7) -- E-Systems, Inc. announced today its Board of Directors has adopted a Stockholder Rights Plan designed to deter coercive takeover tactics including the accumulation of common shares in the open market, or through private transactions, and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders.
     Under the Plan, rights will be distributed as a dividend at the rate of one right for each share of E-Systems common stock, held by stockholders of record at the close of business on October 17, 1994. The Rights will expire on October 17, 2004.
     Each right will initially entitle stockholders to buy one share of preferred stock for $130. The Rights will be exercisable only if a person or group: 1.) acquires beneficial ownership of 15 percent or more of the Company's common stock; or 2.) commences a tender or exchange offer which would result in beneficial ownership of 15 percent or more of the Company's common stock.
     If any person becomes the beneficial owner of 15 percent or more of the Company's common stock (other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors who are not affiliated with a 15 percent-or-more stockholder), then each Right not owned by a 15 percent-or-more stockholder, or related parties, will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or, in certain circumstances as determined by the Board, cash, other property or other securities) having a value of twice the Right's then current exercise price.
     In addition, if after any person has become a 15 percent-or-more stockholder, E-Systems is involved in a merger or other business combination transaction with another person in which the Company does not survive or which its common stock is changed or exchanged, or sells 50 percent or more of its assets or earning power to another person--each Right will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.
     The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days (subject to extension) following a public announcement that a 15 percent position has been acquired.
     Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.
     E-Systems is a worldwide developer and producer of electronic systems and products in the areas of intelligence, reconnaissance and surveillance systems, command and control, specialized aircraft maintenance and modification, guidance, navigation and control, communications and data systems.